DT Asia Investments Limited

Room 1102, 11/F.,

Beautiful Group Tower,

77 Connaught Road Central, Hong Kong

(852) 2110-0081

VIA EDGAR

June 7, 2016

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Christian N. Windsor, Special Counsel

RE:	DT Asia Investments Limited

Preliminary Proxy Statement on Schedule 14A

Filed May 6, 2016

File No. 001-36664

Dear Mr. Windsor:

DT Asia Investments Limited (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 20, 2016 regarding Amendment No. 1 to our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on May 6, 2016. A marked version of the Proxy Statement is enclosed herewith reflecting all changes to the Proxy Statement.

For your convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Risk Factors

Consulting’s contractual arrangements with Feng Hui . . ., page 39

1.	We note that the fourth enumerated opinion in Annex C contains certain exceptions under which the VIE Contracts would not be in full force or effect, including bankruptcy, insolvency, reorganization and moratorium laws. Please revise your risk factor to include the exceptions to enforceability set forth in this opinion. Please also clarify whether the statement in Annex C indicating that the VIE Contracts “do not violate the PRC Laws regarding foreign ownership of Chinese businesses” is an affirmative statement or whether it is an exception to the overall opinion. Make conforming changes to this risk factor based on your response.

In response to Staff’s comment, we would like to confirm that the statement in Annex C indicating that the VIE Contracts “do not violate the PRC Laws regarding foreign ownership of Chinese businesses” is an affirmative statement.

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

Regarding the modification in the risk factor section, on page 42 we have modified “and the VIE Agreements between Consulting and Feng Hui and its shareholders” in the paragraph starting with “if the PRC courts or administrative authorities...” to the following:

“And the VIE Agreements between Consulting and Feng Hui and its shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law currently in effect such as the PRC Laws regarding foreign ownership of Chinese businesses, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statue of limitation or by any valid defense or set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought.”

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet as of December 31, 2015, page 69

2.	We have read your response to comment 18. We note that you have revised your pro forma balance sheet to present the historical balance sheet of Adrie Global Holdings Limited as of September 30, 2015. Please revise your disclosure to present the latest balance sheet of Adrie Global Holdings provided in your filing. Refer to Article 11-02(c) of Regulation S-X.

In response to Staff’s comment, we have revised the disclosure on page 73 of the Proxy Statement to present the latest balance sheet of Adrie Global Holdings dated March 31, 2016.

3.	We have read your response to comment 19. We note your adjustment to increase additional paid-capital by $94,188,869 is being cross-referenced to pro forma adjustment 4, which gives effect to the issuance of the 20 million shares issued by DT Asia as a result of the recapitalization. Please revise the related footnote disclosure to discuss how the value of the issuance of these shares was derived.

In response to Staff’s comment, we have revised the disclosure on page 73 of the Proxy Statement and footnote disclosure for pro forma adjustment 4 has been further elaborated to discuss how the value of the issuance of these shares was derived.

4.	Furthermore, you state pro forma adjustment 5, which reflects the issuance of 721,321 ordinary shares to rights holders, and pro forma adjustment 7, which reflects the issuance of 68,800 ordinary shares to EarlyBird Capital as partial payment for an advisory fee, are reflected within additional paid-in capital. Please revise to cross-reference pro adjustments 5 and 7 to the appropriate adjustment of additional paid-in capital. In addition, please revise each respective footnote to discuss how the value of each issuance of shares was derived.

In response to Staff’s comment, we have revised the disclosure on page 73 of the Proxy Statement, the footnote disclosure for pro forma adjustment 5 and 7 has been properly cross referenced as well as further elaborated to discuss how the value of each issuance of shares was derived.

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

Pro Forma Condensed Statement of Operations for the nine months ended December 31, 2015, page 70

5.	We note on pages 70 and 71 that you present pro forma statements of operations information where the information for Adrie is presented on a three-month lag from that of DT Asia. Given that Adrie Global Holdings will be succeeding to the reporting obligation of DT Asia, please tell us why the current presentation is more meaningful in depicting the pro forma effects of the transactions to an investor than a presentation where Adrie’s financial information is brought up to the same period as DT Asia. Alternatively, revise your pro forma statements of operations to bring Adrie’s financial information to the same period as DT Asia. This may be accomplished by adding subsequent interim period results to the most recent period-end information and deducting the comparable preceding year interim period results.

In response to Staff’s comment, we have revised our pro forma statements of operations on page 74 of the Proxy Statement to bring Adrie’s financial information to the same period as DT Asia for the twelve months ending March 31, 2016.

The latest public financial information for the Company is its annual fiscal year ended March 31, 2016, while Adrie’s latest available interim period is its first quarter for the three month period ended March 31, 2016. As required by the SEC, the unaudited pro forma condensed combined interim period results presented herein include the results for the latest twelve month periods of the Company and Adrie. Accordingly, the Adrie historical financial information for the statement of operations covering the twelve month period ended March 31, 2016 has been derived by adding the unaudited results for the three month period ended March 31, 2016 to the audited results for the year ended December 31, 2015 and deducting the unaudited results for the three months ended March 31, 2015 as follows:

(a)	(b)	(c )=(a)-(b)	(d)	(e )=(c )+(d)
Twelve months ended December 31, 2015	Three months ended March 31, 2015	Nine months ended December 31, 2015	Three months ended March 31, 2016	Twelve months ended March 31, 2016

6.	We note that your pro forma condensed statements of operations for the periods ending December 31, 2015 and March 31, 2015 adjust for the undistributed earnings (loss) allocable to Series A Convertible Preferred Shares and reference pro forma adjustment 14. However, there is no related footnote. Please revise your disclosure accordingly.

In response to Staff’s comment, we have revised the notes to the pro forma statements on page 74 of the Proxy Statement and we have disclosed the description for pro forma adjustments.

Corporate Structure and History, page 138

7.	We have read your response to comment 10. We note that your disclosure identifies a number of companies as the shareholders of Feng Hui. Please revise this disclosure to depict the beneficial ownership of these companies, such that readers may understand concentrations of potential competitive interests.

In response to Staff’s comment, we have revised the disclosure on pages 19 and 146 of the Proxy Statement.

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

Direct Loan Portfolio

Guarantee Backed Loans, page 150

8.	Tell us and disclose whether the column titled “Overdue Principal as of December 31, 2015” in your table on page 151 represents the entire balance of loans for which a payment is past due or if it only reflects the incremental principal for installment payments that are past due. If the latter, revise to insert a column that quantifies the entire balance of loans for which a payment is past due.

In response to Staff’s comment, we have revised the disclosure on page 159 of the Proxy Statement.

Real Time Monitoring …, page 155

9.	Please revise your tabular presentation of the 5-category classification of your loan portfolio to include comparative period information for the years ended December 31, 2015 and 2014.

In response to Staff’s comment, we have revised the disclosure on pages 164 and 180 of the Proxy Statement.

China Lending Group Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans Receivable, page 175

10.	We note that as part of your criteria for personal guarantees of loans, guarantors must have a clean credit record. Please tell us and revise the disclosure to clarify what source you use for this credit record and to the extent these sources represent a comprehensive and nationwide uniformed approach. Consider changes to your risk factors based on your response.

In response to Staff’s comment, we have revised the disclosure on pages 144 and 184 of the Proxy Statement and we have updated our risk factors disclosure accordingly.

Allowance for Loan Losses, page 177

11.	We note that you recognized $642,178 in charge-offs and $535,095 in write-offs in loans sold to a related party for the period ended December 31, 2015 while you reported no charge- offs for 2014 and 2013. Revise your disclosure to discuss the trends and driving factors that led to this significant increase in charge-offs or write-offs. Clearly identify any changes in your underwriting and credit quality that you believe are driving this trend. Discuss the vintage of the loans that were charged off or written off and how the underwriting of these loans differs from earlier vintages that experienced no charge-offs or write-offs. Discuss the extent you believe this increase in charge-offs and write-offs is a result macroeconomic trends versus changes in your underwriting standards. Please further expand your disclosure to discuss your policy over charge-offs, including the timing of when loans are charged off.

In response to Staff’s comment, we have revised the disclosure on page 187 of the Proxy Statement.

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

Beneficial Ownership of Securities, page 200

12.	We note that you revised your tabular disclosure to account for the transfer of 380,000 shares of ordinary stock by DeTiger Holdings to Mr. Miao upon completion of the business combination. However, the difference between the number of shares that DeTiger Holdings will own before and after the business combination decreases by just over 293,000. Please reconcile your disclosure to account for the difference in the number of shares that DeTiger Holdings will own both prior to and after completion of the business combination.

In response to Staff’s comment, we have reconciled our disclosure on page 211 to account for the difference in the number of shares that DeTiger Holdings will own both prior to and after completion of the business combination. As additional reference, a reconciliation is provided below:

	No. of ordinary shares prior to the business combination	Addition / (deduction) after the business combination	No. of ordinary shares after the business combination
DeTiger Holdings Limited	1,834,134
Rights owned by DeTiger through private placement dated October 6, 2014 and October 14, 2014		31,912
Conversion of $500,000 convertible promissory note @$10 per Unit, which include one each of ordinary share, right and warrant		55,000
Transfer to Mr. Miao		(380,000)
Total	1,834,134	(293,088)	1,541,046

Adrie Global Holdings Limited for the period ended December 31, 2015 and 2014

Consolidated Balance Sheets, page F-37

13.	We note on pages F-60 – F-61 that “Loans receivable - Due from related parties” represents funds owed to you by your principal shareholders and/or management. In this regard, tell us how you considered presenting the amount due from related parties as a deduction from equity. Refer to ASC 310-10-S99-3 (i.e., SAB Topic 4:G).

In response to Staff’s comment, we have considered the following:

According to the SAB Topic 4G, a deduction from equity is required when the amount due from related parties evidencing a promise to contribute capital are often legally enforceable and these receivables are equivalent to unpaid subscriptions receivable for capital shares. However in Adrie’s case, the amount due from related parties should not present as a deduction from equity and the reasons are summarized as follows:

1)	The nature of “Loan receivable - related parties” consists of loans which are related to the Company’s ordinary business and are not for capital funding purpose.

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

2)	The amount due from related parties was collectible. As of March 31, 2016, the loan receivables from related parties as of December 31, 2014 have been collected fully in accordance with the agreed repayment terms and those for December 31, 2015 are newly incurred and are being collected during 2016 in accordance with the loan agreements.

3)	All the related parties are the management and not the shareholder of the Company. They possess no ownership to the Company’s equity.

Notes to the Consolidated Financial Statements, page F-41

Note 1 - Organization and Principal Activities, page F-4

14.	We note that Feng Hui is consolidated as a VIE of your wholly-owned subsidiary Ding Xin (i.e., Consulting) by a series of VIE agreements with Ding Xin. Please revise your disclosure to discuss how you evaluated the criteria in the VIE agreements to determine that Ding Xin is the primary beneficiary. Your discussion should include how you assess that Ding Xin has the power to direct the activities of the VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE based on the provisions of ASC 810-10-25-38A through 25-38G. Furthermore, please consider discussing your consolidation policy as a Critical Accounting Policy on page 179 within your Management & Discussion Analysis.

In response to Staff’s comment, we have revised the disclosure on pages F-28, F-58 and 191 of the Proxy Statement.

Note 5 - Allowance for loan losses, page F-51

15.	We have read your response to comment 44. You state that Feng Hui does not have sufficient operating history to develop a reasonable estimation for impaired loans within its smaller-balance homogenous loan portfolio and management views the 1% general loan loss reserve required by the PBOC as a reasonable estimation for the industry in the region. Please respond to the following items:

●	You disclose on pages 36 and 177 to the extent the general loan reserves rate of 1% as required by the PBOC differs from management’s estimates, the higher rate is used. This disclosure suggests that despite management being capable of determining an estimate of loan loss (i.e., management has sufficient operating history to develop a reasonable estimate of loan loss) you will still defer to the 1% reserve requirement to the extent this amount is higher. This policy appears to differ from your response above which suggests that the 1% reserve requirement is only being used because you do not have reliable data of your own. Please advise.

In response to Staff’s comment, we have revised disclosure on page 186 of the Proxy Statement.

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

●	Revise your disclosure to reflect that you do not have sufficient operating history to develop a reasonable estimation for your general reserve and explain how you determined that you have limited loss experience given that Feng Hui was established in 2009. Your disclosure should also discuss whether you believe you have the capabilities to gather reliable data, and if not, please describe the factors considered in making that conclusion. Further, please disclose the period over which you anticipate instituting a reliable system to capture such loss data.

In response to Staff’s comment, we have revised the disclosure on page 186 of the Proxy Statement.

●	In light of your limited loss experience, please tell us your consideration of utilizing peer data when determining the appropriateness of your allowance for loan losses. To the extent you consider the 1% floor requirement as your peer data, please disclose how you determine this data is similar enough to be used for your estimation purposes.

In response to Staff’s comment, we have revised the disclosure on page 186 of the Proxy Statement.

●	In addition, revise your disclosure to provide a description of how you validate your allowance for loan loss estimate. In this regard, please discuss whether you back test your methodology for accuracy by comparing actual loan losses experienced to your estimate of loan losses for that same period. Please discuss how you incorporate the results of your validation and back testing processes into your current allowance for loan loss methodology.

In response to Staff’s comment, we have revised the disclosure on page 186 of the Proxy Statement.

16.	Furthermore, please disclose how you consider the collateral, pledged asset, or guarantee backed by your loans in determining your allowance for loans loss.

In response to Staff’s comment, we have revised the disclosure on page F-38 of the Proxy Statement.

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

17.	We note that your allowance also includes a special reserve which represents losses due to risks related to a particular country, region, industry, company or type of loans. In this regard, you recognized approximately $807,647 of reserves for those loans you individually evaluate for impairment. Please revise your disclosure to discuss the nature of the risks related to these losses.

In response to Staff’s comment, we have revised the disclosure on page F-39 of the Proxy Statement.

Note 6 – Loan Impairment, page F-52

18.	We have read your response to comment 54. As previously requested, please revise your disclosure to quantify the amount of impaired loans for all periods presented and the amount that are classified as troubled debt restructurings.

In response to Staff’s comment, we have revised the disclosure on pages F-72 (for March 31, 2016 financial statement) and F-40 (for December 31, 2015 financial statements) of the Proxy Statement.

E. Sale of loans receivable to a related party, page F-64

19.	We note your discussion of the sale of loans to a related party on November 26, 2015. Please provide us with a detailed analysis, including the journal entries, of these transactions and a reconciliation to the amount of write-offs reflected in the allowance rollforward on page 177.

In response to Staff’s comment, we have prepared the following detailed analysis, including the journal entries, of these transactions and a reconciliation to the amount of write-offs reflected in the allowance rollforward on page 187:

On November 26, 2015, the Company sold loans receivable totaling RMB 56,100,000 (approximately $9,006,000) to Xinjiang Feng Hui Zhengxin Assets Management Co., Limited ("Zhengxin") for RMB 56,100,000 (approximately $9,006,000) without recourse and received in return fixed cash payments totaling RMB 45,363,776 (approximately $7,282,000) as of December 31, 2015. The fair value of loans receivable at the time sold was RMB 52,767,000 (approximately $8,471,000).

The Company has recorded an allowance for loan losses RMB 3,330,000 ($535,095) for the loan receivables to Zhengxin before the sales incurred. In comparison with the impaired loan receivable balance RMB 52,767,000 (approximately $8,471,000) and the selling price RMB 56,100,000 (approximately $9,006,000), the difference of RMB 3,330,000 ($535,095) was the gain on sales of loan receivable. Since Zhengxin and Adrie are related parties which possess common shareholders, the gain on sales of loan receivables was recognized as a capital gain in equity instead of a revenue gain in income.

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

Journal entries for the above transaction (in RMB):

		RMB	RMB

Dr	Amount due from a related party - Zhengxin	45,300,000
Dr	Bank	10,736,224
Cr	Loan receivable		56,036,224

Dr	Allowance for loan losses - Balance Sheet	3,330,000
Cr	Additional paid-in capital		3,330,000

Journal entries for the above transaction (in USD):

		USD	USD

Dr	Amount due from a related party - Zhengxin	1,724,000
Dr	Bank	7,282,000
Cr	Loan receivable		9,006,000

Dr	Allowance for loan losses - Balance Sheet	535,095
Cr	Additional paid-in capital		535,095

Reconciliation to the amount of write-offs reflected in the allowance roll forward:

Customer Name	Contract No.	Loan sold to Fenghui Zhengxin (USD)	Lending Date	Interest Rate (Monthly %)	Period (Day)	General Provision (USD)	Specific Provision (USD)	Total Provision When Sold (USD)
Sun Nai Jun	2014217	1,733,881	2014/12/26	1.50	180	17,339	-	17,339
XinJiang Xingqiang High-tech co., LTD	2014218	1,605,446	2014/12/26	1.80	180	16,054	-	16,054
Aksu Shun long supplies co., LTD	2015088	1,605,446	2015/6/26	1.80	240	16,054	-	16,054
Gao Jun Ran	2015100	2,408,169	2015/6/29	1.70	300	24,082	-	24,082
Yang Guang Cai	2014023	1,653,609	2014/3/12	1.70	360	12,041	449,525	461,566
Total		9,006,550				85,570	449,525	535,095

Stephen N. Cannon

Christian N. Windsor, Special Counsel

DT Asia Investments Limited

U.S. Securities and Exchange Commission

June 7, 2016

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Stephen N. Cannon
President and Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP